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                              July 7, 2023

       Wai Hong Lao
       Chief Executive Officer and Director
       Galaxy Payroll Group Ltd
       25th Floor, Ovest
       77 Wing Lok Street
       Sheung Wan, Hong Kong

                                                        Re: Galaxy Payroll
Group Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed June 15, 2023
                                                            File No. 333-269043

       Dear Wai Hong Lao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-1 filed June 15,
2023

       Cover Page

   1. We note your response to comment 2, as well as your revised disclosure that, "[a]fter discussion with our PRC
Legal Advisor about the PRC laws and regulations regarding the filing requirements, as
of the date of this prospectus, without relying on any opinions of counsel, we do not
believe that we are required to obtain the approval from or complete the filing with the
CSRC pursuant to the Trial Administrative Measures for this offering . .
                                                        . ." As you are not
"relying on any opinions of counsel" with respect to your conclusions regarding the Trial
Administrative Measures, please delete the reference to having discussions with
counsel regarding such matters and state why you did not obtain an
 Wai Hong Lao
Galaxy Payroll Group Ltd
July 7, 2023
Page 2
       opinion from counsel regarding such matters.
2. We note your disclosure that you "submitted an application for communication with the
       CSRC on May 29, 2023 . . . ." Please revise to elaborate upon the substance and purpose
       of the application, including whether you requested that the CSRC reply to you or inform you that you must comply with the filing requirements and what you will do if you receive no response.
Prospectus Summary, page 1

3. On page 11 you state that "except for such PRC regulatory approvals as required for the operation of business of our PRC subsidiary and under the Trial Administrative Measures, we and our PRC subsidiary have not received or were denied such permissions or approvals by the PRC authorities." Please revise to clarify the meaning of this statement, and reconcile it with your disclosure that your "PRC subsidiary has obtained all requisite
       PRC licenses, permits and approvals necessary for its operation of business." In addition, state whether you and your PRC subsidiary have obtained, other than with respect to your discussion of the Trial Administrative Measures, all requisite PRC licenses, permits and approvals necessary to offer the securities being registered to foreign investors, and identify such permissions and approvals.
Risk Factors
"Upon the effectiveness of the Trial Administrative Measures, we may be subject to . . . ", page
33

4. We note your disclosure that "we cannot assure you that we are able to complete the filing requirements on time." Revise to elaborate upon the applicable timelines or deadlines related to such risk. Additionally, where you disclose that "[u]pon the effectiveness of the
       Trial Administrative Measures, we may be subject to the filing requirements . . . ," update to disclose that the Trial Administrative Measures "took effect on March 31, 2023," as you do in this risk factor. Make conforming changes as applicable throughout your prospectus.
       You may contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,
FirstName LastNameWai Hong Lao
                                                             Division of
Corporation Finance
Comapany NameGalaxy Payroll Group Ltd
                                                             Office of Trade &
Services
July 7, 2023 Page 2
cc:       Elizabeth Fei Chen, Esq.
FirstName LastName